

# Danzell Investment Management, Ltd.

February 20th, 2009

Nestor, Inc.

42 Oriental Street

Providence, RI 02908

Attention: Mr. Mike James

Chief Executive Officer, Director

Dear Mike:

I am very disappointed that Nestor has chosen to have violated Delaware law, once again, and not hold an Annual Shareholders Meeting. I believe that management and the Board need to adopt a sense of urgency to address Nestor's problems with the shareholders involved in the solution.

In the past 20 months you and the Board have removed Nestor from the industry as competitor, broken crucial strategic partnerships, ran the company out of money, lost customers, defaulted on its debt, but somehow, managed to increase senior management compensation during this time frame.

Nestor's stock price now trades for pennies a share and the failure to name a replacement CEO that knows the industry, the Company's product and its customers are clearly and credibly point towards a purposeful transition of Company ownership for a fraction of its former value or no value at all.

I strongly believe that the Company should be re-engaged with its strategic partners, sell the Company's back-office, raise fresh capital to pursue its traffic safety business and bring in a management team that is dedicated running viable company rather than one centered on legal gymnastics of denying shareholders the voice and running the Company into bankruptcy. This belief is based on that Nestor is viable and can, once again, become a leader in its industry is primarily driven by the following factors:

--Before the self-dealing dilution of the control person and the majority shareholder to a minority position, the Company had won over $80 million in automated enforcement contracts which included the City of Los Angeles and the State of Delaware; its unique competitive advantages comes from industry critical patented technologies which uniquely improve traffic safety while generating the most comprehensive evidence package for red light and speeding violations.

**Office:** Suite 300 • The Professional Building • Hilton Head Island, SC 29928
**Mail:** P.O. Box 7169 Hilton Head Island, SC 29938
**Office:** (843) 785-2929 **Fax:** (843) 785-2129 **Toll Free:** (800) 995-4320


--Since the Board has seized control of the Company from Silver Star Partners I, LLC, Nestor has been subjected unusually high SG&A expenses. Our restated EBITDA, based on Nestor being run as a business rather than for senior management team and its lawyers, shows a nicely positive EBITDA. Unfortunately, the Board and management team adopted the policy of an industry high SG&A while running the Company out of cash.

The predatory lending and the proactive destabilization of Nestor stock by Lehman, as reported by the 3rd parties, have given Nestor the necessary leverage to renegotiate its debt to a mutually satisfactory arrangement.

Nestor's outside legal counsel has continued to be employed to deny shareholders their rightful voice in the selection of the Board of Directors and key issues facing the Company. No better example has been the repeated rejections of the multiple Written Consent of the majority shareholders delivered to the Company as well as the public misrepresentations of facts. A better use of outside counsel will be to address an improved capital structure.

Obviously, any such transaction will be complicated and my advisors have expressed our desire to work together with you to evaluate our proposal and to identify and solve the issues that must be addressed to more fully flesh out the proposal and to make the transaction work for both me and Nestor's other shareholders. As I have stated, I am prepared to move quickly to arrive at a mutually agreeable transaction. Given my familiarity with Nestor, I believe that due diligence will move very quickly. In addition, I am confident that commitments for the necessary financing for either transaction can also be obtained quickly. If we work together cooperatively to finalize a transaction structure and to document the transaction, I believe that the sale could be completed in the first quarter of this year.

In order to move forward with this proposal, which I believe is very attractive to Nestor and its shareholders, I request that you schedule to meet with me and my advisors to discuss the details of the proposal, to identify issues that must be resolved and to work in tandem to solve these issues. I also believe that time is of the essence. Please respond with firm times to meet by the end of the day on Monday, February 23rd, 2009. If I do not hear from you with an acceptable timeframe for substantive discussions by then, I will have to assume that Nestor and its Board of Directors do not wish to discuss my proposal further.

In that event, I will not have any alternatives other than to make public my views on the strategic direction of Nestor and my proposal. Although I believe that we would both be better served by working towards a transaction without public disclosure and the media attention, I also believe that the other shareholders of Nestor and the financial community will enthusiastically embrace my proposal.



Please contact either me or any of my advisors to schedule a meeting. I sincerely hope that we can work together to arrive at a transaction that will benefit Nestor and its shareholders.

Sincerely,



William B. Danzell

Managing Partner

Silver Star Partners I, LLC